LOGO FORETHOUGHT LIFE INSURANCE COMPANY Mary L. Cavanaugh General Counsel Law Department Direct Dial: (713) 212-4625 Fax: (713) 212-4656

October 1, 2012

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C.  20549-8629

Re:          Forethought Life Insurance Company Separate Account A

Initial Registration Statement on Form N-4

File Nos. 333-182946 & 811-22726

Presented below please find specific responses to each of your comments and questions from September 27, 2012:

1.     General

a.     COMMENT:  Please note that each filing has material information, including the names of the portfolio companies and their related fees and charges, missing.  Please confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  We confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

We are currently negotiating Fund Participation Agreements with the underlying fund partners and will file executed agreements in the Part C of the registration statement once finalized. To this end, Forethought will also implement a fund facilitation fee for certain sub-accounts. Disclosure has been added in the prospectus related to the fund facilitation fee and the sub-accounts subject to such a fee will be disclosed in the Appendix.

b.     COMMENT:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

RESPONSE:  We confirm that the contract name on the front cover page of the prospectus is the same as that associated with the EDGAR class identifier.  Prior to the date that the Prospectus goes effective, we may change the name of the contract.  If that happens, we will update the EDGAR class identifier accordingly.

c.     COMMENT:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

RESPONSE:  Registrant confirms that as of the date hereof, there are no guarantees or support agreements with third parties to support any of the Company’s guarantees. We confirm that the Company will be primarily responsible for paying out on any guarantees associated with the policy.

2.     Fee Table/Owner Periodic Expenses (p. 4)

a.     COMMENT:  Please clarify in footnote 3 to the fee table that the Premium Based Charge is assessed on each quarterly Contract Anniversary, as stated in Section 4.1 (p. 18).

RESPONSE:  Agreed.

b.     COMMENT:  Please revise the narrative to make it clear that the charges reflected are annual charges that are assessed on a daily basis.

RESPONSE:  Agreed.

3.     Voting Rights (p. 8)

COMMENT:  With respect to the last bullet in this section, please explain that as a result of proportional voting, the vote of a small number of contract holders could determine the outcome of a matter subject to a shareholder vote.

RESPONSE:  Agreed.

4.     Substitutions, Additions, or Deletions of Funds (p. 8)

COMMENT:  Please explain supplementally what is intended by the following statement “We may eliminate the shares of any of the Funds from the Contract for any reason.”

RESPONSE:  This statement is intended to notify contract owners that the Company may determine which share classes of underlying sub-accounts will be available as investment options in the product based on availability. From time to time the availability of certain share classes may change as well as our desire to make certain share classes available for new investments.

5.     Fixed Account (p. 9)

COMMENT:  Please clarify what is intended by the following underlined statement. “We may restrict your ability to allocate Contract Value or Premium Payments to the Fixed Account (and vice versa) at any time at our discretion.” (Emphasis supplied.)

RESPONSE:  Agreed.

6.     How are Premium Payments applied to your Contract? (p. 11)

COMMENT:  In the discussion of limitations on additional premiums, please also make reference to the fact that the election of certain riders may further limit a Contract Owner’s ability to make subsequent premium payments. (See the section “Are there restrictions on the amount of subsequent Premium Payments?” in the discussion of all the optional riders.)

RESPONSE:  Agreed.

7.     Charges and Fees/Premium Based Charge (p. 18)

a.     COMMENT:  Please include examples to illustrate how the CDSC and Premium Based Charges are expected to work together in the case of a full Surrender of either B or L shares and, if added to the Appendix, please include a cross-reference to such disclosure.

RESPONSE:  Agreed.

b.     COMMENT:  Please clarify supplementally whether the Premium Based Charge is also deducted upon Partial Withdrawals, upon annuitization, or upon the death of the Owner and, if so, please include disclosure to that effect in this section.

RESPONSE:  The Premium Based Charge will not be assessed upon Partial Withdrawals, annuitization or death.

8.     Charges and Fees/CDSC (p. 19)

a.     COMMENT:  In the paragraph beginning “The following are NOT subject to a CDSC,” the first bullet point refers to the term “RGP.” As this term only appears once in the prospectus, for ease, please consider using the full term “remaining gross premium”.

RESPONSE:  Agreed.

b.     COMMENT:  In the same paragraph, the second bullet point refers to “Lifetime Annual Payments.” As this term appears here for the first time, please include a brief description of the term or, alternatively, please provide a cross-reference to the definition of this term in the Glossary.

RESPONSE:  Agreed.

9.     Surrenders and Partial Withdrawals/After the Annuity Commencement Date (p. 21)

a.     COMMENT:  In the first paragraph of this subsection, please clarify whether state premium taxes are deducted from the Commuted Value paid out upon Contract termination.

RESPONSE:  Agreed.

b.     COMMENT:  The third paragraph of this subsection (beginning “Not all Annuity Payout Options” appears to include a material typographical error. Please review and revise as necessary.

RESPONSE:  Agreed.

10.  Death Benefits (pp. 24-35)

a.     General (comments apply to all optional Death Benefits)

i.      COMMENT:  Please specify in the “Objective” section whether Premium Payments or Contract Value are minus any applicable Premium Based Charges.

RESPONSE:  Agreed.

ii.     COMMENT:  Please clarify that if a Contract Owner does not elect a Guaranteed Lifetime Withdrawal Benefit, all withdrawals are considered to be excess withdrawals.

RESPONSE:  Agreed.

iii.   COMMENT:  Please bold the second paragraph in the subsection “When can you buy the rider?” (Note: This comment also applies to the corresponding subsections of the optional withdrawal benefit riders.)

RESPONSE:  Agreed.

iv.   COMMENT:  Please specify in the subsection “Is the rider designed to pay you Death Benefits?” whether Premium Payments or Contract Value are minus any applicable Premium Based Charges.

RESPONSE:  Agreed.

v.     COMMENT:  In the subsection “What effect do Partial Withdrawals have on your benefits under the rider?”, please bold the paragraph beginning “Excess Withdrawals will reduce your Death Benefit on a proportionate basis.” In addition, for the Return of Premium Death Benefit at p. 25, please include a cross-reference to the example in the Appendix illustrating the relevant calculation.

RESPONSE:  Agreed.

vi.   COMMENT:  In the subsection “What happens if you change ownership?”, please clarify that an ownership change as the result of Spousal Continuation will not terminate the rider.

RESPONSE:  Registrant respectfully submits that an ownership change resulting from Spousal Contract continuation will not cause the Death Benefit Rider to continue.  When an owner dies and his or her spouse chooses to continue the Contract, the Contract Value is reset to equal the Death Benefit.  The surviving spouse who continues the contract may then elect the Death Benefit rider that was in place or any other Death Benefit rider then available.  Registrant has added clarifying language to more fully explain this situation.

COMMENT:  Please include similar clarifying disclosure in the corresponding subsections of the optional withdrawal benefit riders (at pp. 38 and 44).

RESPONSE:  Agreed.

vii.  COMMENT:  In the subsection “Can your Spouse continue your Death Benefit?”, please include a brief description of the conditions for Spousal Continuation under the “Spouse Beneficiary” provision of the Contract.

RESPONSE:  Agreed.

b.     Return of Premium

COMMENT:  Are there restrictions on how you must invest? (p. 25):   Please clarify whether the right to impose investment restrictions applies to current Owners of the rider or only to new rider Owners after the imposition of the investment restrictions.

RESPONSE:  Agreed.

c.     Legacy Lock

i.      COMMENT:  Objective (p. 28): According to the disclosure in section 5.b., it appears that Return of Premium Death Benefit will always be equal to or greater than Contract Value. Therefore, please explain supplementally the circumstances under which Contract Value might be greater than Return of Premium Death Benefit. In addition, please clarify whether the term “Return of Premium” in the Legacy Lock Example at App A-9-10 is intended to mean “Return of Premium Death Benefit.”

RESPONSE:  The Contract Value would be greater than the Return of Premium Death Benefit in a scenario where there is positive market performance.  For example, if an investor invests $100 into a Contract, the Return of Premium Death Benefit would be $100.  If market conditions caused the Contract Value to increase to $110, the Death Benefit paid would be $110.

Registrant has revised the Example to indicate that this is the Return of Premium Death Benefit.

ii.     COMMENT:  How is the charge for this rider calculated (p. 29)?  The first sentence of this subsection conflicts with the first sentence of the subsection that immediately follows (“Is the rider designed to pay you a Death Benefit?”). Please review and revise accordingly.

RESPONSE:  Registrant respectfully submits that there is no conflict.  The rider charge is based only on the net amount at risk, which is equal to the difference between the Contract Value and either the Enhanced Return of Premium or Return of Premium Death Benefit.  If the Contract Value exceeds the Enhanced Return of Premium or Return of Premium Death Benefit, the rider charge is capped at the greater of those two amount.  Therefore, while the Death Benefit is equal to the greatest of (a) Enhanced Return of Premium; (b) Return of Premium Death Benefit; or (c) Contract Value, the Rider charge is only based on Enhanced Return of Premium or Return of Premium Death Benefit.

iii.   COMMENT:  What effect do Partial Withdrawals have on your benefits under the rider?: In the first sentence at the top of p. 30, the phrase “If you elect another optional rider...” (emphasis added) does not appear to apply, since either Future6 or Daily Income Lock must be selected with Legacy Lock. Please review and revise accordingly.

RESPONSE:  Agreed.

iv.   COMMENT:  Are there restrictions on how you must invest? (p. 39): Please confirm supplementally the accuracy of the underlined statement.  “Conversely, if equity markets perform poorly, you may benefit from, among other things, the potential Contract Value preservation and comparatively lower fees associated the Personal Protection Portfolios.”  (Emphasis supplied.) The same comment also applies to the corresponding section for Daily Lock Income Benefit (see p. 46).

RESPONSE:  Registrant confirms the accuracy of this statement.  Absent Personal Protection Portfolios, the rider charges for Legacy Lock and Daily Lock Income Benefit would be greater than they are presently.

d.     Maximum Daily Value

COMMENT:  Objective (p. 31):  In the first sentence, please change the phrase “greatest of” to “greater of.”

RESPONSE:  Agreed.

11.  Optional Withdrawal Benefits (pp. 35-47)

a.     General (comments apply to both Future6 and Daily Lock Income Benefit riders)

i.      COMMENT:  Please bold the second paragraph in the subsection “When can you buy this rider?”, beginning “If you elect this rider at any time....”

RESPONSE:  Agreed.

ii.     COMMENT:  In the third paragraph of the subsection “How is the charge for the rider calculated?” (beginning “If the rider is terminated....”, please clarify the effect of a Spousal Continuation on the rider charge.

RESPONSE:  Agreed.

iii.   COMMENT:  In both riders’ “Withdrawal Base” subsections, the prospectus reserves the right to impose an annual Withdrawal Base Cap on the sale of new Contracts only. Please note that if the Registrant intends to implement an annual (or daily) Withdrawal Base Cap, we expect a discussion of this cap to be prominently disclosed in the summary of the optional benefit.

RESPONSE:  Registrant confirms that if a Payment Base Cap is ever implemented, it will be prominently disclosed.

iv.   COMMENT:  For clarity, please include the full name of the term “FWA” in the “Withdrawal Base” subsection (the sentence beginning, “Partial Withdrawals taken during any Contract Year that cumulatively exceed the FWA....”, since that term’s full name last appeared on p. 14 of the prospectus.

RESPONSE:  Agreed.

v.     COMMENT:  In the subsection “Is the rider designed to pay you withdrawal benefits for your lifetime?”, please state that “Minimum Income Age” is 59 1/2, as set forth in the Glossary.

RESPONSE:  Agreed.

vi.   COMMENT:  In the same subsection, the prospectus states that Lifetime Annual Payments may reset on any of several named events, including “[a] change of Owner, including Spousal Continuation,” However, the prospectus states elsewhere that a change in ownership will terminate the rider. Therefore, please explain supplementally what kinds of ownership changes, in addition to Spousal Continuation, may result in a reset rather than in termination of the rider.

RESPONSE:  Registrant revised this statement, as the only ownership change that would not result in a termination of the rider would be one due to Spousal Contract continuation.

vii.  COMMENT:  In the subsection “What happens if you change ownership?”, please clarify that an ownership change as the result of Spousal Continuation will not terminate the rider.

RESPONSE:  Registrant has added clarifying language explaining that Spousal Contract continuation will result in a termination of the rider if the Single Life option was elected, but not if the Joint/Spousal option was elected.

viii. COMMENT:  The first sentence of the bolded fifth paragraph of the subsection “Are there restrictions on how you must invest?” states that upon rider reinstatement, “your Premium Payments will be reset to equal the lower of the Contract Value as of the Valuation Day of the reinstatement or the Premium Payments prior to the termination,” Since the term “Premium Payments” refers to a set amount of money provided by the Owner and not an amount that is subject to fluctuation, the meaning of this sentence is unclear. Please clarify in the disclosure what is meant by the term “Premium Payments.” For example, does this refer to Premium Payments less withdrawals? Also, please explain how this reset would work in the case of Contract Owners who buy the rider after the Contract was issued. In such a case, would Premium Payments received prior to purchase of the rider count in the reset?

RESPONSE:  Registrant has revised the disclosure to indicate that Premium Payments would be adjusted for Partial Withdrawals.  With respect to the reinstatement provision, Registrant confirms that the disclosure regarding resetting the rider benefits applies to riders issued at contract issuance and post contract issuance.

b.     Future6

i.      COMMENT:  In the subsection “How is the charge for the riders calculated?”, please substitute the term “rider” for “riders” as this section addresses only the Future6 rider.

RESPONSE:  Agreed.

ii.     COMMENT:  Withdrawal Base (p. 36): In the first sentence of the paragraph beginning “On each Contract Anniversary....”, please clarify whether the Contract Value is minus any applicable Premium Based Charges.

RESPONSE:  Agreed.

c.     Daily Lock Income Benefit

COMMENT:  Withdrawal Base and Anniversary Withdrawal (p. 42): In the paragraph beginning “On each Valuation Day....”, please clarify whether the Contract Value referred to in line “B” is minus any applicable Premium Based Charges.

RESPONSE:  Agreed.

12.  Appendix A

a.     COMMENT:  Premium Based Charges Examples (App A-7): Please state in the headings that these examples apply only to Class B and Class L shares.

RESPONSE:  Agreed.

b.     COMMENT:  Death Benefit Examples (generally) (App A-8 — A-14): For each example that assumes Contract performance, please include a footnote similar to the one that appears in MAV Example 1, footnote 4 (on page A-9).

RESPONSE:  Agreed.

c.     Legacy Lock Examples (App A-9 and A-10):

i.      COMMENT:  In the introduction to Example 1 and in column three of the Example, please define the term “Return of Premium.” If this term is intended to mean “Return of Premium Death Benefit”, as stated in section 5.d. of the prospectus, please so state.  If not, please define this term in the Example and/or in the Glossary.

RESPONSE:  Registrant has revised to indicate that this is the Return of Premium Death Benefit.

ii.     COMMENT:  According to the disclosure in section 5,b., it appears that Return of Premium Death Benefit will always be equal to or greater than Contract Value. Therefore, please explain supplementally how the “Contract Value” component of Example 1 is generally greater than the “Return of Premium” component of the same Example.

RESPONSE:  The Contract Value would be greater than the Return of Premium Death Benefit in a scenario where there is positive market performance.  For example, if an investor invests $100 into a Contract, the Return of Premium Death Benefit would be $100.  If market conditions caused the Contract Value to increase to $110, the Death Benefit paid would be $110.

d.     COMMENT:  Maximum Daily Value Examples (App A-10): In note (2) to Example 1, please replace “greatest” with “greater.”

RESPONSE:  Agreed.

13.  Statement of Additional Information (p. 3)

COMMENT:  Please ensure that the formula used to calculate is the yield is consistent with the formula prescribed in item 22(b)(ii) of Form N-4. (i.e., “a — b” should be in the numerator of the formula.)

RESPONSE:  Agreed.

14.  Power of Attorney

COMMENT:  Please note that this power of attorney does not confer authority to execute pre- or post-effective amendments. In addition, the power of attorney does not confer authority to execute this registration statement under the Investment Company Act of 1940.

RESPONSE:   Agreed.

15.  Tandy Representation

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the

Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Sincerely,

/s/ Mary L. Cavanaugh

Mary L. Cavanaugh
General Counsel

cc: Michael Kosoff